

March 7, 2019

Jesse E. Gary
Executive Vice President, General Counsel and Secretary
Century Aluminum Company
One South Wacker Drive, Suite 1000
Chicago, Illinois 60606

> **Re: Century Aluminum Company**
> **Registration Statement on Form S-3**
> **Filed March 1, 2019**
> **File No. 333-230018**

Dear Mr. Gary:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Brigitte Lippmann at 202-551-3713 with any questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and
Mining

cc: Chris Barrett